Exhibit 4.2

OPTION EXCHANGE AGREEMENT

OPTION EXCHANGE AGREEMENT (this “Agreement”), made this 2nd day of March, 2006, by and among Covalent Group, Inc., a Delaware corporation (“Covalent”) and each holder of an option, warrant or other right to purchase shares of stock of Remedium Oy, a corporation organized under the laws of Finland (“Remedium”), set forth on Exhibit A attached hereto (each an “Option Holder” and collectively the “Option Holders”).

W I T N E S S E T H:

WHEREAS, Covalent has entered into that certain Combination Agreement of even date herewith among Covalent and the holders of shares of stock of Remedium (the “Remedium Shareholders”) to combine the businesses of Covalent and Remedium (the “Combination Agreement”);

WHEREAS, pursuant to the Combination Agreement, the Remedium Shareholders have agreed to contribute, convey, transfer and assign to Covalent all of the issued and outstanding shares of capital stock of Remedium (“Remedium Stock”), in consideration of which the Remedium shareholders will receive a combination of cash and shares of common stock of Covalent (“Covalent Stock”);

WHEREAS, pursuant to the Combination Agreement, the Remedium Shareholders have agreed to execute Lock-Up Agreements in substantially the form attached hereto as Exhibit B (the “Lock-Up Agreements”);

WHEREAS, the Option Holders own options, warrants or other rights to purchase shares of Remedium Stock, whether or not vested or immediately exercisable (the “Remedium Options”), with each Option Holder individually owning the Remedium Options described opposite such Option Holder’s name on Exhibit A attached hereto;

WHEREAS, the Option Holders are not parties to the Combination Agreement and therefore are not exchanging their Remedium Options for shares of Covalent Stock or any other consideration pursuant to the Combination Agreement;

WHEREAS, the Option Holders and Covalent have agreed that no Remedium Options will be exercised as prior to the date of the Closing under the Combination Agreement (“Closing”) and that such Remedium Options shall remain outstanding after the Closing, with such shares of Remedium Stock issuable upon exercise of Remedium Options automatically converting into shares of Covalent Stock, in each case on the terms and conditions set forth below;

WHEREAS, as an inducement to, and as a condition of, Covalent entering into the Combination Agreement, the Option Holders have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

EXERCISE OF OPTIONS

Section 1.01 No Exercise of Remedium Options Prior to Closing. Notwithstanding any vesting provisions set forth in the original instrument creating a Remedium Option (the “Option Instrument”), no Option Holder may exercise a Remedium Option prior to Closing.

Section 1.02 Exercise of Remedium Options After Closing

(a) Subject to the terms and conditions of this Agreement, any Remedium Option outstanding as of the date of the Closing shall thereafter remain outstanding and exercisable in accordance with its terms.

(b) Subject to any vesting or other restrictions set forth in the Option Instrument, any Option Holder may exercise a Remedium Option after the date of the Closing by giving written notice of such exercise to Covalent, and delivering therewith: (i) a duly executed instrument effecting the exercise of the Remedium Option for the number of shares of Remedium Stock with respect to which the Remedium Option is being exercised, and (ii) payment for the purchase price payable upon such exercise of the Remedium Option.

(c) All shares of Remedium Stock issued upon exercise of a Remedium Option by an Option Holder after Closing shall automatically convert into that number of Covalent shares (the “Covalent Conversion Shares”) equal to the number of shares of Remedium Stock issuable upon exercise of the Remedium Option, multiplied by a fraction, (i) the numerator of which is the sum of (A) the aggregate final adjusted number of shares of Covalent Stock to be received by the Remedium Shareholders under the Combination Agreement, and (B) the number of shares resulting from dividing (x) the aggregate cash price to be paid to the Remedium Shareholders under the Combination Agreement, by (y) the price per share at which Remedium Shareholders receive shares of Covalent Stock at Closing under the Combination Agreement, and (ii) the denominator of which is the number of issued and outstanding shares of Remedium Stock at Closing; provided, however, that:

(i) No fractional shares of Covalent Stock shall be issued, and any Option Holder that would otherwise be entitled to receive a fractional share of Covalent Stock (after aggregating all shares of Covalent Stock issuable to such Option Holder) shall receive an aggregate number of shares of Covalent Stock rounded to the nearest whole number; and

(ii) The number of Covalent Conversion Shares shall be subject to adjustment as provided in Section 1.04 hereof; and

(iii) Promptly after the Closing under the Combination Agreement, Covalent shall use commercially reasonable efforts to register the plan under which the Remedium Options are issued with the SEC in order for the Covalent Conversion Shares to be subject to an effective Registration Statement on a Form S-8 when issued.

Section 1.03 Lock-Up Provision.

To the extent that any Remedium Options are exercised during the lock-up period specified in the Lock-Up Agreement, the Option Holder, by exercise of the Remedium Option, agrees to be bound by the restrictions set forth in the Lock-Up Agreement as if the Option Holder were an original signatory thereto.

Section 1.04 Adjustment of Covalent Conversion Shares.

(a) Stock Dividends; Stock Splits, Reverse Stock Splits; Reclassifications. In case Covalent shall after the date hereof (i) pay a dividend or make any other distribution with respect to Covalent Stock in shares of its capital stock, (ii) subdivide its outstanding Covalent Stock, (iii) combine its outstanding Covalent Stock into a smaller number of shares, or (iv) issue any shares of its capital stock in a reclassification of the Covalent Stock, the number of Covalent Conversion Shares automatically converted upon exercise of a Remedium Option after Closing (“Exercise”) shall be adjusted so that the Option Holders shall thereafter be entitled after the completion of each such event to receive upon Exercise the kind and number of shares of Covalent Stock or other securities of Covalent that the Option Holders would have owned or have been entitled to receive after the happening of each such event, had such Exercise occurred immediately prior to the happening of each such event or any record date with respect thereto. Each adjustment made pursuant to this Section 1.04(a)(i) shall become effective immediately after the effective date of the applicable event retroactive to the record date, if any, for such event.

(b) Notice of Adjustment. Whenever the number of shares of Covalent Stock or other stock or property issuable upon any Exchange pursuant to Section 1.02 is adjusted as herein provided, Covalent shall promptly notify the Option Holders of such adjustment or adjustments.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COVALENT

Covalent hereby represents and warrants to each Option Holder that the statements contained in this Article II are true and correct as of the date of this Agreement and as of the Closing.

Section 2.01 Organization, Good Standing and Qualification. Covalent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. Covalent and its subsidiaries are duly qualified or licensed to transact business and are in good standing in each jurisdiction where the character of the properties owned, leased or operated by them or the nature of their business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing has not had, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

Section 2.02 Authorization. All corporate action on the part of Covalent and its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of this Agreement, (ii) the performance of all obligations of Covalent hereunder, and (iii) the authorization, issuance and delivery to the Option Holders of the Covalent Stock pursuant to the terms of this Agreement has been taken or will be taken prior to the Closing. This Agreement constitutes a valid and legally binding obligations of Covalent, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 2.03 Valid Issuance. The Covalent Stock issuable upon conversion of the Remedium Stock issuable to the Option Holders pursuant to this Agreement has been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Covalent Certificate of Incorporation, will be duly and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer hereunder and under state and federal securities laws.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE OPTION HOLDERS

Each Option Holder, severally and not jointly, hereby represents and warrants to Covalent that the statements contained in this Article III are true and correct as of the date of this Agreement and as of the Closing:

Section 3.01 Authority. Such Option Holder has all necessary power and authority to execute and deliver this Agreement and to perform all of such Option Holder’s obligations hereunder The execution and delivery of this Agreement by such Option Holder and the consummation by such Option Holder of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary action and no other proceedings on the part of such Option Holder is necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement constitutes a valid and legally binding obligations of such Option Holder, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Section 3.02 Title to Shares and Remedium Options. Such Option Holder is the record or beneficial owner of the Remedium Options set forth next to such Option Holder’s name on Exhibit A attached hereto, and such Remedium Options are (and the Remedium Stock issuable upon exercise of such options will be) free and clear of all liens, encumbrances, claims, proxies or voting restrictions other than pursuant to this Agreement. Except for Remedium Stock set forth on Exhibit B, the Remedium Options set forth on Exhibit A constitute all of the securities of Remedium owned, directly or indirectly, of record or beneficially by such Option Holder on the date of this Agreement. Except for the instruments creating any such Remedium Option, such Option Holder is not a party to any currently outstanding option, warrant, right or agreement (oral or in writing) for the purchase or acquisition of securities from the Remedium, and such Option Holder has not granted any third party any right with respect to any of the Remedium Options owned by such Option Holder. The information contained on Exhibit A with respect to the Remedium Options owned by such Option Holder is true and correct.

Section 3.03 No Conflicts. The execution and delivery of this Agreement by such Option Holder does not, and the consummation by such Option Holder of the Exercise and the other transactions contemplated to be consummated by such Option Holder by this Agreement will not (i) conflict with any document, agreement or instrument to which such Option Holder is a party, (ii) conflict with or violate any law applicable to such Option Holder or (iii) require consent or approval of, or notice to, any governmental entity or third party.

ARTICLE IV

MISCELLANEOUS

Section 4.01 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any such term may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of Covalent and the holders of a majority of the shares of Covalent Stock issued or issuable to Option Holders, voting together as a single group, upon Exercise. Any amendment or waiver for which such written consent is obtained shall be binding on all parties hereto.

Section 4.02 Benefit; Successors and Assigns. Except as otherwise provided herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement either express or implied is intended to confer on any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies or obligations under or by reason of this Agreement.

Section 4.03 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 4.04 Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received only when delivered (personally, by courier service such as Federal Express, or by other messenger), when sent by electronic facsimile, or seven days following the day when deposited in the United States or Finnish mails, registered or certified air mail, postage prepaid, return receipt requested, addressed as set forth below:

(i)	If to Covalent:

Covalent Group, Inc.

One Glenhardie Corporate Center

1275 Drummers Lane, Suite 100

Wayne, PA 19087

Attention: Kenneth M. Borow

Fax: (610)-975-9018

with a copy, given in the manner prescribed above, to:

David Gitlin, Esquire

Wolf, Block, Schorr and Solis-Cohen LLP

1650 Arch Street

Philadelphia, PA 19103

Telephone: 215-977-2284

Fax: 215-405-3884

(ii)	If to Option Holders:

to their respective addresses as set forth

on Exhibit A

Any party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this subparagraph for the giving of notice.

Section 4.05 Exhibits. All Exhibits attached hereto are hereby incorporated by reference into, and made a part of, this Agreement.

Section 4.06 Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 4.07 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 4.08 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between or among Covalent and the Option Holders with respect to the subject matter hereof.

Section 4.09 Governing Law. This Agreement and all questions relating to its validity, interpretation, performance and enforcement (including, without limitation, provisions concerning limitations of actions), shall be governed by and construed in accordance with the laws of the State of Delaware, notwithstanding any conflict-of-laws doctrines of such state or other jurisdiction to the contrary, and without the aid of any canon, custom or rule of law requiring construction against the draftsman.

Section 4.10 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 4.11 Termination. This Agreement shall automatically terminate if the Combination Agreement terminates for any reason so that there is no Closing.

IN WITNESS WHEREOF, the parties hereto have executed or have caused this Agreement to be executed by its respective officers thereunto duly authorized as of the date first above written.

COVALENT GROUP, INC.

By:	/s/ Kenneth M. Borow, M.D.
Name: Kenneth M. Borow, M.D. Title: President/CEO

OPTION HOLDERS:

/s/ Kai Lindevall
Kai Lindevall

/s/ Petri Manninen Petri Manninen

/s/ Jan Quistgaard Jan Quistgaard

/s/ Hanna Kanerva Hanna Kanerva

/s/ Anna Minkkinen Anna Minkkinen

/s/ Annika Suni Annika Suni

/s/ Marketta Tuomi Marketta Tuomi

/s/ Atilla Yilmazkurtdag Atilla Yilmazkurtdag

[END OF SIGNATURES]

EXHIBIT A

Name, Address of Remedium Option Holder	Remedium Stock Option program	Number of Shares Subject to Option	Exercise Price per Remedium share		Date Option Exercisable/Vesting Schedule	Expiration
Kai Lindevall, *	A	120	750	€	Dec. 1, 2005	Jan. 31, 2009
Petri Manninen, *	A	120	750	€	Dec. 1, 2005	Jan. 31, 2009
Jan Quistgaard, *	A	120	750	€	Dec. 1, 2005	Jan. 31, 2009
Hanna Kanerva, *	B	60	750	€	Dec. 1, 2006	Jan. 31, 2009
Anna Minkkinen, *	B	60	750	€	Dec. 1, 2006	Jan. 31, 2009
Annika Suni, *	B	60	750	€	Dec. 1, 2006	Jan. 31, 2009
Marketta Tuomi, *	B	60	750	€	Dec. 1, 2006	Jan. 31, 2009
Atilla Yilmazkurtdag, *	B	60	750	€	Dec. 1, 2006	Jan. 31, 2009
SUM		660

*) C/O Remedium Oy, Keilaranta 16, FIN - 02150 Espoo

EXHIBIT B

Shareholder Address

and

Number of Shares of Remedium Stock Owned

Name of Stockholder	Address	Number of Shares Owned
Kai Lindevall	C/O Remedium Oy, Keilaranta 16, FIN – 02150 Espoo	5340

Petri Manninen (through NTGLT Pharma BVBA)	C/O Remedium Oy, Keilaranta 16, FIN – 02150 Espoo	750